Mail Stop 3561
      November 1, 2005

John W. McReynolds
General Partner
Energy Transfer Equity, L.P.
2828 Woodside Street
Dallas, Texas 75204

      Re:	Energy Transfer Equity, L.P.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed October 13, 2005
		File No. 333-128097

Dear Mr. McReynolds:

	We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Management, page 5
1. Please refer to comment 11 in our letter dated September 30, 2005.
State here that ETP may be your potential competitor if you develop independent operations in the future.

Our Cash Distribution Policy and Restrictions on Distributions,
page
48

Unaudited Pro-Forma Consolidated Available Cash, page 50
2. Please refer to comment 22 in our letter dated September 30, 2005.
We reissue part of the comment. Please add a footnote that shows your calculation of your proceeds from the issuances of ETP common units or add a cross reference to show specifically where this information can be found.





Estimated Cash Available to Pay Distributions Based Upon Estimated Consolidated Adjusted EBITDA, page 55
3. Please refer to comment 25 in our letter dated September 30, 2005.
Please disclose the reasons for the significant increase in EBITDA for the transportation segment from $63.7 million for the year ended
August 31, 2004 to the $275 million estimate for the 12 months ended
August 31, 2006 in a similar fashion to what you provided in your response letter. Estimated organic growth represents greater than a
50% increase when compared to the $63.7 million EBITDA for the transportation segment for the year ended August 31, 2004. Please revise to explain the principal factors contributing to the significant organic growth assumption and whether your estimate of organic growth for the forecasted period differs from your long-term expectations of organic growth for the transportation segment. To the extent that your long-term organic growth assumption is materially lower than your organic growth assumption for the forecasted period, please ensure a reader understands the implications of the variance between near-term and long-term growth assumptions on your ability to increase cash distributions in periods beyond the forecasted period.
4. Please refer to comment 26 in our letter dated September 30, 2005.
Please tell us how you determined that no adjustment is necessary to your estimated cash available to pay distributions. You note that a
$100 million working capital facility available at the closing of the offering would obviate further equity issuances to support your cash distributions to unitholders. Given that the equity issuance resulted in proceeds of $131.0 million we do not understand your statement that your ability to make your cash distribution does not depend on equity issuances since the working capital facility would be insufficient to supply the cash necessary to make your intended distribution assuming it was available prior to the closing of the offering. Also, to the extent your assumption is that you would rely on increased borrowings in future periods to fund intended cash distributions, your disclosure should reflect an appropriate amount for the incremental cash interest expense that would be incurred to fund your cash distributions through borrowings on your working capital facility.

Management`s Discussion and Analysis of Financial Condition ...,
page
69

Overview, page 69
5. In your discussion of anticipated minimum volumes of natural gas and NGLs sold on a pro forma basis for the fiscal year ending
August
31, 2004, please reconcile those amounts to the amounts disclosed in your assumptions on page 56.



Security Ownership of Certain Beneficial Owners and Management,
page
165
6. Please refer to comment 36 in our letter dated September 30, 2005.
Please identify the persons that control Oasis Gas Partners LLC. Also, provide the beneficial ownership information for the entities identified on page 218.

Description of Our Common Units, page 177

Transfer of Common Units, page 177
7. Please refer to comment 36 in our letter dated September 30, 2005.
Represent, if accurate, that although by state law or partnership agreement, your general partner is not prevented from withholding its consent to an assignee requesting admission as a substituted limited partner, you do not foresee your general partner exercising that right.

Underwriting, page 220
8. Please refer to comment 38 in our letter dated September 30, 2005.
It appears from your response letter that the electronic offering procedures and materials utilized by UBS Securities LLC through its
"New Issues" system for this offering do not differ from those reviewed by the staff in the spring of 2001. Please confirm to us that this is indeed the case. Alternatively, if the procedures and materials have changed, please describe them in your response letter.

Directed Unit Program, page 223
9. Please refer to comment 41 in our letter dated September 30, 2005.
In your response letter, please tell us how you have determined the prospective participants in the directed share offering, and particularly identify the category of the "certain other persons." In addition, describe to us the procedural differences between the directed share offering and the general offering to the unaffiliated public investors. Finally, please provide us a brief analysis on how the directed share offering meets the requirements of Section 5 and
Rule 134.  We reissue the comment in part.









Energy Transfer Equity, L.P. and Subsidiaries

Audited Consolidated Financial Statements, page F-19

General
10. Please update the filing to include audited financial statements for the year ended August 31, 2005. See Rule 3-12(d) of
Regulation
S-X.

Notes to Consolidated Financial Statements, page F-27

General
11. Please refer to comment 43 in our letter dated September 30, 2005. Please tell us if there have been any equity issuances subsequent to September 2, 2005. It was our understanding that Class
B units convertible into common units on a one-for-one basis had been issued recently. This issuance does not appear in your response or in Item 15 of your amended filing. Please provide us with the following information regarding each issuance of common units, warrants, options, or debt that is convertible into common units. Providing the requested information in a tabular format for the period would help expedite our review. Tell us in detail the date of each issuance, what was issued, all of the terms associated with each issuance (number of shares, stock price paid, exercise price and terms, and conversion price and terms), the fair value of a share of your common units on each issuance date, how you determined the fair value on each date, and the amount of any compensation expense, interest expense, or other charges recorded in your financial statements associated with each issuance, including how you calculated any amount recorded. If any amounts are being amortized rather than expensed immediately, also tell us how you determined the amortization period. If the fair value you indicate for your stock on any of these issuance dates is less than the anticipated initial public offering price, also describe the intervening events that occurred between the issuance date and the date you filed your registration statement that significantly increased the fair value of your stock. Also, reconcile the amounts of compensation expense and other expenses recorded in your financial statements to the analysis you provide us.

Note 1. Operations and Organization, page F-27
12. Please refer to comment 44 in our letter dated September 30, 2005. It does not appear you used the fair value of ETP common units received to record the transaction. The closing price as quoted on the New York Stock Exchange was $34.07 on June 20, 2005 and $33.80 on
June 15, 2005. In Note 18 on page F-73 you disclose that the units were sold at a 6% discount to the closing common unit price on June
17, 2005. Please explain the justification for the discount assumed and the significance of the June 17, 2005 date used to determine the amount of the discount. Please advise or revise.

Gain on Issuances of Subsidiary Units, page F-38
13. Please refer to comment 45 in our letter dated September 30, 2005. It appears that your general partner interest in ETP would not change as a result of the required pro rata capital contributions. However, we assume that your limited partner interest you hold would change as a result of future issuances. Tell us if you have recognized any SAB 51 transactions related to the limited partner interest you hold. Also, please tell us where you discuss the required capital contributions of ETP`s general partner on pages 118 and F-38 as indicated in your response letter.

Employee Incentive Interest, page F-40
14. Please refer to comment 46 in our letter dated September 30, 2005. Please help us understand the specific literature you relied upon in determining the propriety of the nature and size of the discounts you assumed in valuing the employee incentive units. While we understand that a discount is necessary to account for certain contingencies it is not clear how you determined that a 99% discount was necessary. In this regard, please tell us whether ETE`s debt obligations and/or distributions to limited partner units were supported or guaranteed by any affiliated entities of ETE, such that risk of nonpayment was reduced. Further, please explain in greater detail how you determined that a 40% discount for lack of marketability is appropriate.




* * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Anthony Watson, Staff Accountant, at (202)
551-
3318, or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Thomas P. Mason, Esq.
	Vinson & Elkins L.L.P.
	Fax:  (713) 615-5320



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John W. McReynolds
Energy Transfer Equity, L.P.
November 1, 2005
Page 1